June 29, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Julia Griffith and Justin Dobbie

Re:	Guardforce AI Co., Limited

Amendment No. 1 to

Registration Statement on Form 20-F

Filed June 16, 2020

File No. 000-56154

Dear Sir or Madam:

We hereby submit the responses of Guardforce AI Co., Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 26, 2020, providing the Staff’s comments with respect to the Company’s Registration Statement on Form 20-F (the “Registration Statement”). Concurrently with the filing of this response letter, we have filed an amendment to the Registration Statement (the “Registration Statement Amendment”), and the Registration Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Risk Factors, page 3

1.	Please add a risk factor to apprise investors of the risks associated with HFG acting as both an advisor to VCAB and a “finder” in the merger with the company.

RESPONSE: We have revised the Registration Statement to include in the Registration Statement Amendment the above requested risk factor.

U.S. Securities and Exchange Commission

June 29, 2020

Item 5. Operating and Financial Review and Prospects A. Operating Results

Results of Operations Other income, page 28

2.	We acknowledge your response to prior comment 7. Given the significance of your sundry income in 2019 to your pre-tax income, please revise your disclosure to provide the underlying nature of this “sundry income” and, to the extent appropriate, provide some context as to whether or not it could recur.

RESPONSE: We have revised the disclosure in the Registration Statement Amendment to provide the underlying nature of our “sundry income” and disclosure as to whether or not this income could recur.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 086-136-09-667691 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

GUARDFORCE AI CO., LIMITED

By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.